SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(NO FEE REQUIRED)

For Fiscal Year Ended December 31, 2001	Commission file number 0-1121

OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(NO FEE REQUIRED)

SOUTHERN CALIFORNIA WATER COMPANY
INVESTMENT INCENTIVE PROGRAM

OF

SOUTHERN CALIFORNIA WATER COMPANY
630 EAST FOOTHILL BOULEVARD
SAN DIMAS, CALIFORNIA 91773

NOTE:	All schedules other than that listed above have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the
    Southern California Water Company
    Investment Incentive Program:

We have audited the accompanying statements of net assets available for plan benefits of the SOUTHERN CALIFORNIA WATER COMPANY INVESTMENT INCENTIVE PROGRAM (the “Plan”) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule of Assets Held is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Los Angeles, California
May 9, 2002

SOUTHERN CALIFORNIA WATER COMPANY
Investment Incentive Program

Statements of Net Assets Available for Plan Benefits
As of December 31, 2001 and 2000

	2001	2000

Assets
Investments, at fair value	$29,692,666	$29,301,222
Receivables:
Employer contributions	16,741	39,624
Employee contributions	—	36,967

Net Assets Available for Plan Benefits	$29,709,407	$29,377,813

The accompanying notes are an integral part of these financial statements.

SOUTHERN CALIFORNIA WATER COMPANY
Investment Incentive Program

Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2001

Additions:
Additions to net assets attributed to:
Contributions:
Employee	$1,788,806
Employer	948,708

Total contributions	2,737,514

Investment income:
Interest and dividends	962,308

Total investment income	962,308

Total additions	3,699,822

Deductions:
Deductions from net assets attributed to:
Net depreciation in fair value of investments	2,001,634
Benefits paid to participants	1,356,802
Administrative expenses	9,792

Total deductions	3,368,228

Net increase	331,594
Net Assets Available for Plan Benefits,
Beginning of year	29,377,813

End of year	$29,709,407

The accompanying notes are an integral part of this financial statement.

SOUTHERN CALIFORNIA WATER COMPANY
Investment Incentive Program

Notes to Financial Statements
December 31, 2001 and 2000

1.	Plan Description

The following description of the Southern California Water Company Investment Incentive Program (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.	General

The Plan is a defined contribution plan established by the Southern California Water Company (the “Company”) under the provisions of Section 401(a) of the Internal Revenue Code (the “IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan was amended and restated effective January 1, 2000 to comply with new IRC requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Prior to inception of the Plan, the Company maintained the Payroll-Based Tax Credit Employee Stock Ownership Plan (the “PAYSOP”) for the benefit of participating employees and their beneficiaries. Under the PAYSOP, the Company contributed amounts equal to a tax credit claimed by the Company on its federal income tax return. This credit was calculated as a percentage of qualifying payroll. The Tax Reform Act of 1986 eliminated this credit for tax years after 1986. As a result, the Company terminated the PAYSOP and transferred the net assets into the Plan effective January 1, 1988. The trustee of the Plan maintains a separate account for the net assets which were transferred from the PAYSOP. The net assets relating to the PAYSOP amounted to $2,557,036 and $2,784,328 as of December 31, 2001 and 2000, respectively. Such net assets are considered non-participant directed investments (See Note 5).

In 1998, the Company formed a holding company, American States Water Company (“ASWC”). ASWC has no material assets other than the common stock of the Company. At the time of the formation, the Plan’s investments in the Company’s common stock changed to an investment in the ASWC common stock. Such change did not have a significant impact on the financial statements.

b.	Plan Administration

Under a trust agreement dated May 4, 1988, Wells Fargo Bank, N.A., formerly First Interstate Bank, was appointed trustee for the Plan (the “Trustee”). During 1999, Wells Fargo Bank merged with Norwest; as a result of the merger the recordkeeping services which Wells Fargo Bank provided changed from Trust Mark to Omni Plus. The Plan is administered by the Investment Incentive Program Committee (the “Plan Administrator”), which is appointed by the Company’s Board of Directors.

c.	Eligibility

Effective January 1, 1996, any regular employee who has completed a period of service of thirty consecutive days is eligible to participate in the Plan. Participation begins on the first day of the payroll period coincident with or next following the attainment of 30 consecutive days of service.

d.	Contributions

Effective January 1, 1996, eligible employees can contribute an amount between one and fifteen percent of compensation, as defined in the Plan document. In addition, the Company provides matching contributions of 100 percent of the first three percent and 50 percent of the next three percent contributed by a participant. Under the terms of the Plan, employer matching contributions are invested in the American States Water Company Common Stock Fund, formerly the Southern California Water Company Common Stock Fund.

e.	Vesting

Participants are fully vested in their contributions and the employer contributions made to their account, plus actual earnings thereon.

f.	Distribution of Benefits

Participants’ benefits under the Plan become distributable upon severance from service, as defined in the Plan document. Participants electing to have their distribution deferred will receive benefits equal to the amounts credited to their account as of the end of the next calendar quarter. The value of benefits distributable to a participant not electing deferral is based upon amounts credited to the participant’s account under the Plan as of the end of the preceding calendar quarter, except as described below.

A participant shall be entitled to request an in-service withdrawal of the lesser of the balance of his account or the total unwithdrawn deferral contributions after the participant has attained age 59-1/2. Such a distribution shall be permitted only once every two years while the participant remains an employee of the Company. In addition, subject to the approval of the Plan Administrator, withdrawals from a participant’s account may be permitted before age 59-1/2 to meet a financial hardship, as defined in the Plan document.

g.	Participant Accounts

Each participant’s account is credited or debited with the participant’s contributions and related employer matching contributions, as well as the participant’s share of the Plan’s earnings or losses. Certain administrative expenses directly relating to a participant’s account are specifically allocated and deducted from the specific participant’s account. Allocations are based on the proportion that each participant’s account balance has to the total of all participants’ account balances. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account.

h.	Participant Loans

Effective June 5, 1996, participants may borrow from their account a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of his or her account balance. Loan transactions are treated as a transfer between the investment fund and the Participant Loan Fund. Principal and interest are repayable ratably through payroll deductions over 36 months for loans less than $5,000 and within 59 months for all other loans. The loans bear interest at the Prime Rate plus one percent. The interest rates for the 2001 Plan year range from 6 to 10.50 percent. A loan is considered to be in default if any scheduled payment is more than thirty days late.

2.	Summary of Significant Accounting Policies

a.	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

b.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

c.	Risks and Uncertainties

The Plan provides for various investment options in mutual funds. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors in the near term would materially affect the amounts reported in the financial statements.

The Plan invests in mutual funds that hold securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

d.	Investment Valuation and Income Recognition

Investments are stated at fair value. Investments in registered investment companies and American States Water Company common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The unit price of common and collective trust funds is based on the current market value of underlying assets of the fund. Participant loans are valued at cost, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

e.	Net Appreciation (Depreciation) in Fair Value of Investments

Net appreciation (depreciation) in fair value of investments is based on the market value of the assets at the beginning of the year or at the time of purchase for assets purchased during the year and the related fair values on the day investments are sold with respect to realized gains and losses, and on the last day of the year with respect to unrealized gains and losses. Net realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes in Net Assets Available for Plan Benefits as net depreciation in fair value of investments.

f.	Payment of Benefits

Benefits are recorded when paid.

g.	Administrative Expenses

Administrative fees for accountants, legal counsel and other specialists and any other costs of administering the Plan, unless paid directly by the Company, will be paid by the Plan and will be charged against participants’ accounts. Certain administrative expenses directly relating to a participant’s account are specifically allocated and deducted from the specific participant’s account.

Administrative expenses incurred related to the net assets of the former PAYSOP account that are paid out of the Plan are limited to the lesser of (i) the sum of 10 percent of the first $100,000 and 5 percent of any amount in excess of $100,000 of the income from dividends paid to the Plan with respect to the American States Water Company common stock allocated to the PAYSOP account during the Plan year, or (ii) $100,000. During 2001 and 2000, administrative expenses borne by the Plan and by the Company were insignificant.

3.	Investment Options

Participants may direct their contributions and any related earnings into various investment options. Participants may change their investment elections on a daily basis, in full percentage increments. Participants may not direct the investment of employer matching contributions, which are required to be invested in the Company’s stock fund. Participants should refer to the fund information provided by the Trustee for a complete description of the investment options as well as for the detailed composition of each investment fund.

4.	Investments

The following table presents investments that represent 5 percent or more of the Plan’s Net Assets:

	December 31,

	2001		2000

Common Stock:
American States Water Company Common Stock, 461,221 and 441,299 shares, respectively	$16,200,853	*	$16,330,409	*
Common Collective Trusts:
Wells Fargo Stable Asset Fund, 0 and 1,914,448 shares, respectively	—		1,914,448
Wells Fargo Stable Return EBT Ret Fund, 70,998 and 0 shares, respectively	2,267,963		—
Wells Fargo S&P 500 Stock Fund, 60,805 and 54,515 shares, respectively	2,758,126		2,814,607
Registered Investment Companies:
Strong Opportunity Fund, 95,828 and 85,640 shares, respectively	3,765,077		3,626,840
Strong Large Cap Growth Fund, 52,138 and 46,347 shares, respectively	1,227,848		1,611,502
Participant Loans	1,926,993		1,752,165

*	Participant and Non-Participant Directed

During 2001, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) depreciated in value by $2,001,634 as follows:

American States Water Company Common Stock	$(792,198)
Common and Collective Trusts	(297,334)
Registered Investment Companies	(912,102)

Total	$(2,001,634)

5.	Non-Participant Directed Investments

Information about the net assets and the significant components of the changes in the net assets relating to the nonparticipant-directed portion of the ASWC Stock Fund is as follows:

	December 31,

	2001	2000

Net Assets:
American States Water Company Stock Fund	$11,441,501	$11,189,359

Year Ended
December 31, 2001

Changes in Net Assets:
Contributions	$971,591
Net depreciation and income	(138,374)
Benefits paid to participants	(500,237)
Transfers to participant directed investments	(80,838)

Total	$252,142

6.	Related Party Transactions

The Trustee and the Company are parties-in-interest as defined by ERISA. Certain Plan investments are shares of mutual funds managed by the Trustee and shares of ASWC common stock. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations. Fees paid to the Trustee for the year ended December 31, 2001 were not significant.

7.	Tax Status

The Internal Revenue Service issued a determination letter dated November 6, 1996 stating that the Plan and related trust are designed in accordance with applicable IRC requirements as of that date. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently operating in compliance with the applicable provisions of the IRC. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 2001 and 2000.

The Plan entered into an Internal Revenue Service Voluntary Correction Program in connection with an operational defect where certain employer matching contributions from 1996 to 2000 were calculated on basis of total compensation without applying the limitation on compensation of Section 401(a)(17) of the Code. This resulted in certain participants receiving matching contributions in excess of 4.5% of compensation. The total dollar impact would be based on the value of the units of ASWC Common Stock Fund at the time of the correction. As part of the correction program, the dollar amount will be forfeited by the participants, and will be used to reduce future Company matching contributions. The Plan expects to complete the corrective procedures by July 19, 2002.

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.

Schedule I

SOUTHERN CALIFORNIA WATER COMPANY
Investment Incentive Program

EIN: 95-1243678 Plan No. 005
Form 5500 — Schedule H — Line 4i — Schedule of Assets Held as of December 31, 2001

	Description of investment
Identity of issuer, borrower, lessor,	including maturity date, rate of		Current
or similar party	interest, par or maturity value	Cost	value

*American States Water Company	Common Stock, $2.50 Par Value	$11,717,658**	$16,200,853

*Wells Fargo Institutional Trust Group	Stable Return EBT Ret Fund		2,267,963

*Wells Fargo Institutional Trust Group	S&P 500 Stock Fund		2,758,126

Invesco	Select Income Fund		707,136

Strong	Opportunity Fund		3,765,077

Strong	Large Cap Growth Fund		1,227,848

Westcore	Plus Bond		838,670

*Participant Loans	Loan with maturities through 2006, interest rates ranging from 6 to 10.50 percent		1,926,993

Total Assets			$29,692,666

*	Represents a party-in-interest as defined by ERISA.

**	The cost is only required for non-participant directed investments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Investment Incentive Program Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN CALIFORNIA WATER COMPANY INVESTMENT INCENTIVE PROGRAM

By:	/s/ McCLELLAN HARRIS III.

McClellan Harris III Member — Investment Incentive Program Committee

By:	/s/ JAMES B. GALLAGHER.

James B. Gallagher Member — Investment Incentive Program Committee

By:	/s/ JOEL A. DICKSON.

Joel A. Dickson Member — Investment Incentive Program Committee

Dated: May 9, 2002